UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of August 2005.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:    August 22, 2005                   /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 685-9316 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                   AUGUST  22 , 2005

        TUMI RESOURCES COMPLETES A FIFTEEN-HOLE REVERSE CIRCULATION DRILL
                PROGRAM AT LA TRINI SILVER-GOLD PROJECT, MEXICO

VANCOUVER, CANADA - TUMI RESOURCES LIMITED (THE "COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY).

Mr. David Henstridge, President, is pleased to report that the Company has completed a fifteen-hole reverse circulation drill program at La Trini silver-gold project. The drill holes ranged in depth from 48 metres to 148 metres and totaled 1,344 metres.

The drill program has been completed on time and budget. Said Mr. Henstridge, "The drill crew and drill machine performed as expected and the Company is pleased with how the work has gone. We now await assay results from this drill program." Initial results from this program will be available in about 2 weeks.

All holes were drilled using a 47/8 inch diameter reverse circulation hammer, and the entire holes were sampled on site at two metre intervals. Each of the samples selected for analyses was subsequently split on site to about 5 kgs under the supervision of Tumi staff, and the remainder of each sample will be stored for verification and archival purposes. The QC program includes the regular insertion of three different known standards, and all samples will be transported by Company staff to GM LACME Laboratory, Guadalajara, for further preparation. Pulps from these samples will be air freighted to and assayed by IPL Laboratory in Vancouver, Canada, for gold and silver. An independent qualified geologist, Mr. John Nebocat, P. Eng., visited the drill site to both observe the drilling and sampling procedures.

The qualified person for La Trini project, David Henstridge, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has visited the La Trini project area and has verified the contents of this news release.

On behalf of the Board,                       COMPANY CONTACT:
                                              Mariana Bermudez at (604) 699-0202
/s/ DAVID HENSTRIDGE                          or email: MBERMUDEZ@CHASEMGT.COM
--------------------------------              website: WWW.TUMIRESOURCES.COM
David Henstridge, President & CEO
                                              INVESTOR INFORMATION CONTACT:
                                              Mining Interactive
                                              Nick L. Nicolaas at (604) 657-4058
                                              or email: NICOLAAS@ATTGLOBAL.NET
FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.

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